FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

22 June 2023

UPDATE ON USD LIBOR TRANSITION
FOR HSBC HOLDINGS PLC SECURITIES

Following the announcement[1] by the Financial Conduct Authority (the 'FCA') that U.S. dollar LIBOR ('USD LIBOR') will no longer be available or representative after 30 June 2023 (the 'Cessation Date'), HSBC Holdings plc ('HSBC' or the 'Company') is today providing an update regarding certain securities, as listed in the Annexes to this announcement, that (i) use USD LIBOR as a benchmark for determining coupons[2], (ii) have maturity dates which occur after the Cessation Date and (iii) are governed by New York law (the 'USD LIBOR Instruments').

After the Cessation Date, the relevant USD LIBOR rate in relation to each USD LIBOR Instrument is expected to be replaced with the CME Term SOFR Reference Rate published for the corresponding tenor, as administered by CME Group Benchmark Administration, Ltd. (or any successor administrator thereof) ('Term SOFR'), plus a tenor spread adjustment, in accordance with the U.S. Adjustable Interest Rate (LIBOR) Act of 2021 (the 'LIBOR Act') and related regulations.

The replacement of USD LIBOR with Term SOFR plus a tenor spread adjustment will be effective for determinations under the terms of the USD LIBOR Instruments that are made after the Cessation Date, starting from the applicable First Non-USD LIBOR Interest Payment Date (as indicated in the Annexes to this announcement), with Term SOFR being determined by the calculation agent on the related Interest Determination Date, but will not affect any determinations made on or prior to the Cessation Date.

The terms of each USD LIBOR Instrument are set forth in the applicable base prospectus and relevant prospectus supplement(s), as listed in the Annexes to this announcement. After the Cessation Date, the terms of the USD LIBOR Instruments will be deemed to be amended as described in this announcement, including with respect to Benchmark Replacement Conforming Changes (as described below). All other terms of the USD LIBOR Instruments will remain unchanged.

All capitalised terms used but not defined herein have the meanings assigned thereto in the underlying disclosure documentation for the relevant USD LIBOR Instrument or in the LIBOR Act, as applicable.

USD LIBOR Instruments

Each USD LIBOR Instrument falls into one of the following categories.

1. Instrument for which USD LIBOR will automatically be replaced by the Federal Reserve Board-selected Benchmark Replacement (as defined below)

Annex 1 identifies the USD LIBOR Instrument for which the benchmark will transition to Term SOFR plus a specified tenor spread adjustment after the Cessation Date by operation of law, pursuant to the LIBOR Act.

The contractual fallbacks in this USD LIBOR Instrument do not (a) identify a specific benchmark replacement that is not based in any way on any USD LIBOR value or (b) grant a determining person the authority to determine a replacement for USD LIBOR.  In these circumstances, the LIBOR Act provides that the replacement benchmark rate selected by the U.S. Board of Governors of the Federal Reserve System (the 'Federal Reserve Board') will automatically replace USD LIBOR. The Federal Reserve Board has adopted final rules providing that, from (and including) the first London banking day after the Cessation Date, i.e. 3 July 2023 (the 'LIBOR Replacement Date'), the benchmark replacement for a three-month tenor of USD LIBOR shall be Term SOFR for a three-month tenor plus a tenor spread adjustment of 0.26161% (the 'Federal Reserve Board-selected Benchmark Replacement').

The Federal Reserve Board-selected Benchmark Replacement will apply to this USD LIBOR Instrument starting from the First Non-USD LIBOR Interest Payment Date for this USD LIBOR Instrument, with Term SOFR being determined by the calculation agent on the related Interest Determination Date (as indicated in Annex 1).

2. Instruments that grant a determining person discretion to select the Federal Reserve Board-selected Benchmark Replacement

Annex 2 lists the USD LIBOR Instruments that, by their terms, grant a person the authority to select a replacement benchmark for USD LIBOR in the event of its discontinuance or cancellation (the 'determining person') and will therefore transition to Term SOFR plus a tenor spread adjustment after the Cessation Date, pursuant to such determination. HSBC, as the determining person under the terms of each of those USD LIBOR Instruments and in accordance with the provisions of the LIBOR Act, has determined that the Federal Reserve Board-selected Benchmark Replacement will be the replacement for USD LIBOR in the case of each such USD LIBOR Instrument from (and including) the LIBOR Replacement Date.

The Federal Reserve Board-selected Benchmark Replacement will apply to each USD LIBOR Instrument listed in Annex 2 starting from the applicable First Non-USD LIBOR Interest Payment Date for the relevant USD LIBOR Instrument, with Term SOFR being determined by the calculation agent on the related Interest Determination Date (as indicated in Annex 2).

3. Instrument that provides for a contractual fallback to Term SOFR

Annex 3 identifies the USD LIBOR Instrument for which the benchmark will transition to Term SOFR plus a tenor spread adjustment after the Cessation Date pursuant to the terms of that USD LIBOR Instrument. The terms of this USD LIBOR Instrument provide for USD LIBOR to be replaced by a rate that matches the Federal Reserve Board-selected Benchmark Replacement if the issuer determines that a Benchmark Transition Event and the related Benchmark Replacement Date have occurred and the Interpolated Benchmark (as each such term is defined in the terms of such USD LIBOR Instrument) cannot be determined. Each of these conditions will be satisfied on the LIBOR Replacement Date, such that the Federal Reserve Board-selected Benchmark Replacement will replace USD LIBOR for this USD LIBOR Instrument on the LIBOR Replacement Date in the same manner as described above for the USD LIBOR Instruments listed in Annexes 1 and 2.

The Federal Reserve Board-selected Benchmark Replacement will apply to this USD LIBOR Instrument starting from the First Non-USD LIBOR Interest Payment Date for this USD LIBOR Instrument, with Term SOFR being determined by the calculation agent on the related Interest Determination Date (as indicated in Annex 3).

Benchmark Replacement Conforming Changes

Under the LIBOR Act, if the Federal Reserve Board-selected Benchmark Replacement becomes the benchmark replacement for an instrument such as the USD LIBOR Instruments listed in Annexes 1 and 2, all Benchmark Replacement Conforming Changes will become an integral part of the instrument, without the need for a supplemental indenture to amend the terms of such instrument. Benchmark Replacement Conforming Changes are technical, administrative or operational changes, alterations or modifications that (i) the Federal Reserve Board determines, in its discretion, would address one or more issues affecting the implementation, administration and calculation of the Federal Reserve Board-selected Benchmark Replacement in USD LIBOR contracts; or (ii) in the reasonable judgment of a person responsible for calculating or determining any valuation, payment or other measurement based on a benchmark (a 'calculating person'), are otherwise necessary or appropriate to permit the implementation, administration and calculation of the Federal Reserve Board-selected Benchmark Replacement under or with respect to a USD LIBOR contract after giving due consideration to any Benchmark Replacement Conforming Changes implemented by the Federal Reserve Board.

The Federal Reserve Board has adopted final rules providing that the following Benchmark Replacement Conforming Changes will become an integral part of the USD LIBOR Instruments listed in Annexes 1 and 2:

●     Any reference to a specified source for USD LIBOR (such as a particular newspaper, website, or screen) shall be replaced with the publication of the Federal Reserve Board-selected Benchmark Replacement (inclusive of the relevant tenor spread adjustment) by either the relevant benchmark administrator for the applicable Federal Reserve Board-selected Benchmark Replacement or any third party authorised by the relevant benchmark administrator to publish the applicable Federal Reserve Board-selected Benchmark Replacement.
o     In relation to the USD LIBOR Instruments listed in Annexes 1 and 2, this means that any such references should be substituted with references to the publication of the CME Term SOFR Reference Rate for a three-month tenor on the website of its administrator, i.e. CME Group Benchmark Administration, Ltd.;

●     Any reference to a particular time of day for determining USD LIBOR (such as 11:00am London time) shall be replaced with the standard publication time for the Federal Reserve Board-selected Benchmark Replacement, as established by the relevant benchmark administrator.
o     In relation to the USD LIBOR Instruments listed in Annexes 1 and 2, this means that any such references to a particular time of day should be substituted with the time of publication of the CME Term SOFR Reference Rate for a three-month tenor on the administrator's website at 5:00am U.S. Central Standard Time;

●    To the extent the Federal Reserve Board-selected Benchmark Replacement is not available or published on a particular day indicated in the USD LIBOR Instrument as the Interest Determination Date (as listed in Annexes 1 and 2 below), the most recently available publication of the Federal Reserve Board-selected Benchmark Replacement will apply.

Pursuant to the LIBOR Act and Regulation ZZ of 12 C.F.R. Chapter II, Part 253 (Rule 253), the following additional Benchmark Replacement Conforming Change will apply to the USD LIBOR Instruments listed in Annexes 1 and 2:
●    The Interest Determination Date will be the second U.S. Government Securities Business Day prior to the Interest Reset Date.

A 'U.S. Government Securities Business Day' means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Under the terms of the USD LIBOR Instrument listed in Annex 3, HSBC has the right to make Benchmark Replacement Conforming Changes (as defined in the terms of such USD LIBOR Instrument), without seeking the holders' consent and without executing a supplemental indenture to amend the terms of such instrument.  HSBC has determined that the Benchmark Replacement Conforming Changes applicable to the USD LIBOR Instruments listed in Annexes 1 and 2 will also apply to the USD LIBOR Instrument listed in Annex 3.

HSBC has communicated its determination and adoption of the Benchmark Replacement Conforming Changes to the trustee, the calculation agent and the holders of the USD LIBOR Instruments.

HSBC's broader approach to interbank offered rate ('IBOR') transition

For HSBC's other outstanding securities that include references to legacy IBORs (including indirect references) in their terms and that have not been explicitly mentioned herein, HSBC remains committed to seeking to remediate or mitigate relevant risks relating to IBOR-demise, as appropriate. HSBC expects to be able to remediate or mitigate these risks by the relevant calculation dates, which may occur post cessation of the relevant IBOR.

HSBC will continue to develop its transition plans in relation to its outstanding securities that reference USD LIBOR, as well as securities that reference USD LIBOR-referencing swap rates.

This announcement applies only to the USD LIBOR Instruments listed in the Annexes hereto.

Annex 1
USD LIBOR Instrument for which USD LIBOR will automatically be replaced by the Federal Reserve Board-selected Benchmark Replacement

The Federal Reserve Board-selected Benchmark Replacement for this USD LIBOR Instrument will consist of Term SOFR for a three-month tenor, plus a tenor spread adjustment of 0.26161%.

ISIN / CUSIP No.	Title of USD LIBOR Instrument	Interest Determination Date[3]	First Non-USD LIBOR Interest Reset Date[4]	First Non-USD LIBOR Interest Payment Date[5]	Underlying Disclosure Documentation
US404280BK42 / 404280 BK4	$2,500,000,000 4.041% Fixed Rate/Floating Rate Senior Unsecured Notes due 2028	Second U.S. Government Securities Business Day prior to the Interest Reset Date	13 March 2027[6]	13 June 2027	Prospectus dated 22 February 2017 and Prospectus Supplement dated 6 March 2017.

Annex 2
USD LIBOR Instruments that grant a determining person discretion to select the Federal Reserve Board-selected Benchmark Replacement

The Federal Reserve Board-selected Benchmark Replacement for these USD LIBOR Instruments will consist of Term SOFR for a three-month tenor, plus a tenor spread adjustment of 0.26161%.

ISIN / CUSIP No.	Title of USD LIBOR Instrument	Interest Determination Date	First Non-USD LIBOR Interest Reset Date	First Non-USD LIBOR Interest Payment Date	Underlying Disclosure Documentation
US404280CA50 / 404280 CA5	$500,000,000 Floating Rate Senior Unsecured Notes due 2025	Second U.S. Government Securities Business Day prior to the Interest Reset Date	11 September 2023	11 December 2023	Prospectus dated 23 February 2018 and Prospectus Supplement dated 4 March 2019.
US404280BW89 / 404280 BW8	$750,000,000 Floating Rate Senior Unsecured Notes due 2026	Second U.S. Government Securities Business Day prior to the Interest Reset Date	12 September 2023	12 December 2023	Prospectus dated 23 February 2018 and Prospectus Supplement dated 5 September 2018.
US404280BZ11 / 404280 BZ1	$2,500,000,000 3.803% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025	Second U.S. Government Securities Business Day prior to the Interest Reset Date	11 March 2024	11 June 2024	Prospectus dated 23 February 2018 and Prospectus Supplement dated 4 March 2019.
US404280BX62 / 404280 BX6	$2,500,000,000 4.292% Fixed Rate/Floating Rate Senior Unsecured Notes due 2026	Second U.S. Government Securities Business Day prior to the Interest Reset Date	12 September 2025	12 December 2025	Prospectus dated 23 February 2018 and Prospectus Supplement dated 5 September 2018.
US404280BT50 / 404280 BT5	$3,000,000,000 4.583% Fixed Rate/Floating Rate Senior Unsecured Notes due 2029	Second U.S. Government Securities Business Day prior to the Interest Reset Date	19 June 2028	19 September 2028	Prospectus dated 23 February 2018 and Prospectus Supplement dated 12 June 2018.
US404280CC17 / 404280 CC1	$3,000,000,000 3.973% Fixed Rate/Floating Rate Senior Unsecured Notes due 2030	Second U.S. Government Securities Business Day prior to the Interest Reset Date	22 May 2029	22 August 2029	Prospectus dated 23 February 2018 and Prospectus Supplement dated 15 May 2019.

Annex 3
USD LIBOR Instrument that provides for a contractual fallback to Term SOFR

The Federal Reserve Board-selected Benchmark Replacement for this USD LIBOR Instrument will consist of Term SOFR for a three-month tenor, plus a tenor spread adjustment of 0.26161%.

ISIN / CUSIP No.	Title of USD LIBOR Instrument	Interest Determination Date	First Non-USD LIBOR Interest Reset Date	First Non-USD LIBOR Interest Payment Date	Underlying Disclosure Documentation
US404280CE72 / 404280 CE7	$2,000,000,000 2.633% Fixed Rate/Floating Rate Senior Unsecured Notes due 2025	Second U.S. Government Securities Business Day prior to the Interest Reset Date	7 November 2024	7 February 2025	Prospectus dated 23 February 2018 and Prospectus Supplement dated 31 October 2019.

Investor enquiries to:
Greg Case	+44 (0) 20 7992 3825	investorrelations@hsbc.com
Media enquiries to:
Press Office	+44 (0) 20 7991 8096	pressoffice@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 62 countries and territories. With assets of US$2,990bn at 31 March 2023, HSBC is one of the world's largest banking and financial services organisations.

Forward looking statements

This announcement contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as 'expects,' 'targets,' 'believes,' 'seeks,' 'estimates,' 'may,' 'intends,' 'plan,' 'will,' 'should,' 'potential,' 'reasonably possible', 'anticipates,' 'project', or 'continue', variation of these words, the negative thereof or similar expressions or comparable terminology. The Issuer has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about HSBC, as described under 'Cautionary statement regarding forward-looking statements' contained in HSBC's Annual Report on Form 20-F for the year ended 31 December 2022, filed with the U.S. Securities and Exchange Commission ('SEC') on 22 February 2023 (the '2022 Form 20-F') and HSBC's earnings release for the three-month period ended 31 March 2023, furnished on Form 6-K to the SEC on 2 May 2023 (the '2023 Q1 Earnings Release'). HSBC does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the business of HSBC is contained in HSBC's 2022 Form 20-F and the 2023 Q1 Earnings Release.

ends/all

[1]     See https://www.fca.org.uk/publication/documents/future-cessation-loss-representativeness-libor-benchmarks.pdf (5 March 2021).

[2]     Including securities which feature a fixed-rate coupon which reverts to a USD LIBOR indexed coupon if not redeemed on the relevant optional redemption date.

[3]     This is the date on which the calculation agent will determine the rate of interest to be paid on the First Non-USD LIBOR Interest Payment Date.

[4]    This is the date on which the interest rate for the first floating rate interest period for which interest will be calculated on the basis of the Federal Reserve Board-selected Benchmark Replacement (and paid on the First Non-USD LIBOR Interest Payment Date) will be reset. It falls at the start of such floating rate interest period.

[5]     This is the date on which payment for interest will be made, referred to as the 'Interest Payment Date', in accordance with the terms described in the relevant underlying disclosure document.

[6]     As Saturday 13 March 2027 is not a business day, this Interest Reset Date shall be postponed to the next day that is a business day (i.e. Monday 15 March 2027).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 22 June 2023